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CUSIP No. 40449J103	Page 1 of 7 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

The Habit Restaurants, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

40449J103

(CUSIP Number)

April 17, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

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CUSIP No. 40449J103	Page 2 of 7 Pages

1.	Name of reporting person Brent B. Reichard
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 388,490
	6.	Shared voting power 1,274,413
	7.	Sole dispositive power 388,490
	8.	Shared dispositive power 1,274,413
9.	Aggregate amount beneficially owned by each reporting person 1,662,903
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 6.4%
12.	Type of reporting person IN

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CUSIP No. 40449J103	Page 3 of 7 Pages

1.	Name of reporting person Reichard Bros. Enterprises, Inc.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power —
	6.	Shared voting power 1,273,965
	7.	Sole dispositive power —
	8.	Shared dispositive power 1,273,965
9.	Aggregate amount beneficially owned by each reporting person
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 4.9%
12.	Type of reporting person CO

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CUSIP No. 40449J103	Page 4 of 7 Pages

SCHEDULE 13G

This Schedule 13G/A (this “Statement”) is being filed on behalf of Brent B. Reichard and Reichard Bros. Enterprises, Inc., a California Corporation (“RBE”, and together with Mr. Reichard, the “Reporting Persons”).

This Statement relates to the Class A common stock, par value $0.01 per share (the “Common Stock”), of The Habit Restaurants, Inc., a Delaware corporation (the “Issuer”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 5, 2015, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 1(a)	Name of Issuer.

The Habit Restaurants, Inc.

Item(b)	Address of Issuer’s Principal Executive Offices.

17320 Red Hill Avenue

Suite 140

Irvine, CA 92614

Item 2(a)	Name of Person Filing.

(1)	Brent B. Reichard

(2)	Reichard Bros. Enterprises, Inc.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Reporting Persons:

23 Hitchcock Way

Suite 107

Santa Barbara, CA 93105

Item 2(c)	Citizenship or Place of Organization.

(1)	Brent B. Reichard is a U.S. Citizen.

(2)	Reichard Bros. Enterprises, Inc. is a California corporation.

Item 2(d)	Title of Class of Securities.

Class A common stock, par value $0.01 per share.

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CUSIP No. 40449J103	Page 5 of 7 Pages

Item 2(e)	CUSIP Number.

40449J103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a) – (c)	The information required by Item 4(a) through (c) is summarized in the table below.

As of April 17, 2015, RBE beneficially owned 1,273,965 Common Units that it held in The Habit Restaurants, LLC, directly. Additionally, Mr. Reichard, as president of RBE, may be deemed the beneficial owner of the 1,273,965 Common Units beneficially owned by RBE in The Habit Restaurants, LLC directly.

As of April 17, 2015, Mr. Reichard beneficially owned 388,490 Common Units that he held in The Habit Restaurants, LLC directly. Additionally, as sole manager of Habit Founders, LLC, a California limited liability company, Mr. Reichard may be deemed to beneficially own the 448 Common Units held by Habit Founders, LLC. All such Common Units in The Habit Restaurants, LLC may be exchanged, pursuant to Exchange Procedures detailed in the Limited Liability Company Agreement of The Habit Restaurants, LLC, generally, for cash or shares of Class A Common Stock of The Habit Restaurants, Inc., at the Issuer’s election.

	(a)	(b)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
			Voting Power		Disposition Power
Reporting Persons	Beneficially Owned	Percent of Class	Sole	Shared	Sole	Shared
Reichard Bros. Enterprises, Inc.	1,273,965	4.9%		1,273,965		1,273,965
Brent B. Reichard	1,662,903	6.4%	388,490	1,274,413	388,490	1,274,413

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CUSIP No. 40449J103	Page 6 of 7 Pages

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 40449J103	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2015

REICHARD BROS. ENTERPRISES, INC.

By:	/s/ Brent Reichard
	Name:	Brent B. Reichard
	Title:	President

/s/ Brent Reichard
Brent B. Reichard